UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Westlake Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-32260	76-0346924
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2801 Post Oak Boulevard, Suite 600 Houston, Texas		77056
(Address of principal executive offices)		(Zip Code)
L. Benjamin Ederington
(713) 960-9111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2021.

Item 1.01 Conflict Minerals Disclosure and Report
Please refer to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), Form SD and the 1934 Act Release No. 34-67716 (together, the “Conflict Minerals Rule”) for definitions of the terms used in this form, unless otherwise defined herein.
Pursuant to the Conflicts Minerals Rule, and except as noted below with respect to the Acquired Businesses, Westlake Corporation ("Westlake") conducted a good faith, reasonable country of origin inquiry concerning any Conflict Minerals that were necessary to the functionality or production of products manufactured for sale by Westlake during the year ended December 31, 2021. Specifically, Westlake uses tin derivatives in the production of certain of its products. In conducting this country of origin inquiry, Westlake contacted all of its suppliers whose materials were necessary to the functionality or production of Westlake’s products and might contain Conflict Minerals and requested confirmation as to whether or not the materials sold to Westlake by each such supplier contained Conflict Minerals from the Covered Countries.
Based on the confirmations received from such suppliers, although it is possible that some of the tin derivatives provided by our suppliers during the year ended December 31, 2021 may have been sourced from the Covered Countries, all of the smelters from whom our suppliers sourced such tin derivatives are on the list of compliant smelters as certified by the Responsible Minerals Initiative.
The scope of this conflict minerals report excludes all products related to Westlake’s acquisition of (a) Boral Limited’s North American building products businesses in roofing, siding, trim and shutters, decorative stone and windows, (b) DX Acquisition Corp., a producer of various consumer products made from post-industrial-recycled PVC, polyethylene and thermoplastic elastomer materials, and (c) LASCO Fittings, Inc., a manufacturer of injected-molded PVC fittings that serve the plumbing, pool and spa, industrial, irrigation and retail markets (collectively, the “Acquired Businesses”), which were acquired in October 2021, September 2021 and August 2021, respectively. In accordance with Rule 13p-1, Westlake is incorporating the Acquired Businesses into its conflict minerals compliance program and will include each of the Acquired Businesses in the scope of next year’s report as required.
In accordance with Rule 13p-1, Westlake has made the foregoing disclosure available on its website at www.westlake.com under "http://www.westlake.com/investor-relations".

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Westlake Corporation
(Registrant)

/s/L. Benjamin Ederington	May 16, 2022
By L. Benjamin Ederington Executive Vice President - General Counsel, Chief Administrative Officer & Corporate Secretary	(Date)